POLYAIR INTER PACK INC.
                              330 Humberline Drive
                            Toronto, Ontario M9W 1R5


                                  VIA FACSIMILE


September 7, 2005



Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

Re:      Polyair Inter Pack Inc
         Form 20-F for the year ended October 31, 2004 File No. 0-29528

Dear Mr. Cash:

Further to your letter of August 23, 2005 we respond as follows:

Form 20-F for the year ended October 31, 2004
Financial statements for the fiscal year ended October 31, 2004

1. Note 14 - Related Party Transactions

1. "We note your disclosures about the put/call agreement that you have with a related party concerning the contaminated land that you acquired from Jacuzzi in 2003. We have the following comments":

1 (a). SEC comment: "We read that the purchase price will be paid in cash on closing subject to a five year, non interest bearing vendor take-back mortgage. Please explain these sales terms to us in more detail. Clarify for us if the property will be purchased by the related party with cash, a note, or a combination of the two, and clarify the amounts to be paid through each of these."

Company response: The related party will purchase the property with a cash payment on closing of Cdn$2.5 million and a Cdn$0.5 million five-year vendor take-back non-interest bearing first mortgage ("VTB note"). There will be no principal payments during the term of the mortgage however the principal amount owing may be reduced by remediation costs incurred by the purchaser up to a maximum of US$0.3 million. At a current exchange rate of US$0.835: Cdn$1 this would result in a potential offset of Cdn$0.36 million against the Cdn$0.5 million VTB note. In future filings we will clarify this in our financial statement disclosure.

1 (b). SEC comment: "Please update us on whether your lenders have granted approval for the conveyance of this property. If applicable, please tell us your expectations for whether such approval will be granted in the future."

Company response: The Company's lender amended certain of its financial covenants as at April 30, 2005 and the company is discussing with its lenders a further covenant amendment. In light of these discussions and the Company's financial performance in 2005 the Company's lenders have not consented to the conveyance of this property and management does not expect that they will approve the conveyance of the property in fiscal 2005.

1 (c). SEC comment: "We read that upon execution of the sale of this land, you have committed to enter into a leaseback transaction with the related party purchaser for a period of 10 years, subject to a five year extension. Please tell us how you intend to account for this leaseback under US GAAP. Tell us whether you believe your commitment to reimburse the purchaser for future environmental remediation costs that he incurs related to this land represents "continuing involvement" as contemplated by paragraphs 10-12 of SFAS 98."

Company response:

The put/call agreement provides that 30 days after the exercise of the put or call the purchaser shall be responsible for all environmental obligations. The purchaser exercised the call on the property on September 22, 2004 and as a result it is responsible for all environmental remediation obligations in excess of US$300,000. With the exercise of the put, management does not believe that the purchaser's ability to reduce the VTB Note by up to US$0.3 million for future environmental remediation costs that it incurs represents "continuing involvement" as contemplated by paragraphs 10-12 of SFAS 98. Accordingly, management intends to account for the transaction in accordance with FAS 66 paragraph 25, which requires reducing the gain by the potential offset (US$0.3 million) that the purchaser can claim for remediation costs. The gain recognized will be deferred and amortized over the term of the lease in accordance with SFAS 98.



1 (d). SEC Comment: "Please revise future filings to address each of the above concerns."

Company  response:  We will  comply  with your  request  and will  disclose  the
accounting   treatment  outlined  above  in  our  2005  consolidated   financial
statements.

2. Note 22 - Generally Accepted Accounting Principles in Canada and the United States

2. "We note your disclosures about environmental liabilities in Item 4D of Form 20-F and in Note 14 to your financial statements. Please tell us, and revise future filings to include, the following information related to environmental liabilities."

2 (a). SEC comment: "Your accounting policy for recording environmental liabilities under both Canadian and US GAAP. Refer to SFAS 5 and SOP 96-1 for US GAAP purposes."

Company response: SOP 96-1 paragraph .101 does not provide guidance on accounting for environmental remediation actions that are undertaken at the sole discretion of management and that are not induced by the threat, by governments or other parties, of litigation or of assertion of a claim or an assessment. Accordingly, the Company is guided in its accounting for contingent environmental liabilities (the only being with respect to this property) by SFAS 5 in the U.S and CICA 3290 in Canada. CICA 3290 in Canada requires a contingent loss to be accrued if both of the following conditions are met:

o It is likely that a future event will confirm that an asset had been impaired or a liability incurred at the date of the financial statements; and

o    the amount of the loss can be reasonably estimated.

SFAS 5 is consistent with CICA 3290. The Company believes it has met the requirements of SFAS 5 and CICA 3290 in recording the environmental liability.

We will comply with your request and include a description of this accounting policy in our 2005 consolidated financial statement as follows:

"The Company's operations are subject to numerous environmental laws, regulations and guidelines adopted by various governmental authorities in the jurisdictions in which the Company operates. On a regular basis, the Company's policies are designed to assess and evaluate environmental risk and, when necessary, conduct appropriate corrective measures. Liabilities are recorded when known or considered probable and can be reasonably estimated. The Company provides for environmental liabilities using best estimates. Actual environmental liabilities could differ significantly from these estimates."

2 (b) SEC comment: "The amount accrued on your balance sheet for environmental liabilities at year end."

Company response: The Company had accrued its best estimate of US$0.3 million for potential environmental liabilities at October 31, 2004.

2 (c). SEC comment: "If the amount accrued at October 31, 2004 was less than US$0.3 million please tell us how you determined a lesser amount was appropriate in light of your put/call agreement on the contaminated land that provides for a minimum credit to the purchaser of US$0.3 million as payment for the assumption of all environmental remediation obligations for this property. This agreement appears to indicate that you believe US$0.3 million of environmental costs for this property are probable. " Company response: As noted in our response to 2(b), the company had accrued its best estimate of US$0.3 million as at October 31, 2004.

2 (d). SEC comment: " The range for reasonably possible remediation obligations in excess of the amount accrued. In this regard, it appears from your disclosures about the put/call agreement that you have set a maximum limit for your additional reimbursements to the purchaser for his future remediation costs, i.e. the full amount of the vendor take back mortgage. We assume that this maximum reimbursement represents the upper range of your estimate for reasonably possible additional obligations."

Company response: The Company has accrued the maximum possible amount (US$0.3 million) under the put/call agreement for its exposure for future remediation costs.

Further to your request, we confirm the following:

o the company is responsible for the adequacy and accuracy of the disclosure in it's filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In preparing our letter we have endeavored to provide a comprehensive response to your comments and questions. If you wish to discuss any aspects of our response or require further clarification you may reach me at the address below.

Yours truly,


/s/VICTOR D'SOUZA
Victor D'Souza, CA
Chief Financial Officer.
Polyair Inter Pack Inc.
Tel: 416-569-7500
Email: victor@polyair.com.
Fax: 416-740-7356